Mail Stop 4561

      April 19, 2006

Mr. David E. Rainbolt
President and Chief Executive Officer
Bancfirst Corporation
101 North Broadway
Oklahoma City, Oklahoma 73102
Via Mail and Facsimile (405) 270-1099

      Re:	Bancfirst Corporation
		Form 10-K for the Fiscal Year Ended December 31, 2005
		File No. 0-14384

Dear Mr. Rainbolt:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2005

Item 9A. Controls and Procedures, page 19

1. We note the disclosure that your Chief Executive Officer, Chief Financial Officer and Disclosure Committee concluded that disclosure controls and procedures of the company are "adequate." Please tell us and in future filings disclose your principal executive and principal financial officers` conclusion regarding the "effectiveness" of your disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-K.




Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Basis of Presentation, page A-30

2. We note your disclosure that prior to the issuance of the your financial statements for the year ended December 31, 2005, management determined that the your statements of cash flow for the years ended
December 31, 2004 and 2003 should be restated. Please tell us the following:
* the date management determined the company should restate;
* how you determined you were not required to file an Item 4.02
Form
8-K;
* the effects of the restatement on each of the first three quarters ending in fiscal year 2005 and 2004; and
* how you determined you were not required to file amended Form
10-Qs
for each of the first three quarters ending in fiscal year 2005 with restated quarterly financial information for 2004 or present similar restated quarterly financial information in your Form 10-K for the year ended December 31, 2005.

*****

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a response letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697 or me at (202) 551-3449 if you have questions.


      Sincerely,



      Joyce Sweeney
								Accounting Branch Chief










David E. Rainbolt
Bancfirst Corporation
April 19, 2006
Page 1